UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DATED: May 16, 2005
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BUFFALO GOLD LTD. (File #: 0-30150)
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(Translation of registrants name into English)

Suite 880, 609 Granville Street, Vancouver, BC, Canada, V7Y 1G5
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(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [ X ]	Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.]
Yes [ ]	No [ X ]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE ALBERTA SECURITIES ACT AND RULES TO FILE WITH THE ALBERTA SECURITIES COMMISSION, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

Copy of the financial statements for the quarter ended March 31, 2005 as filed with the Alberta, British Columbia, Ontario and Saskatchewan Securities Commission are attached hereto.
to this filing on Form 6-K.

Exhibit No. ----------- 1 2 3	Document --------------- March 31, 2005 Interim Financial Statements March 31, 2005 Management Discussions March 31, 2005 Certification of Interim Financials

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

BUFFALO GOLD LTD.

By: John V. Tully

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Name: John V. Tully
Title: President & Director
Date: May 16, 2005